[redacted]

05038491

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
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**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| SEC FILE NUMBER |
|---|
| 8-53393 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Harborside Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

395 Hudson Street, 3rd Floor
(No. and Street)

New York (City) NY (State) 10014 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mickey Dobbs (212) 807-3770
(Area Code — Telephone No.)

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASH, D.C. 185 SECTION

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

# OATH OR AFFIRMATION

I Mickey Dobbs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harborside Securities, LLC as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal

Title

Notary Public

CHRISTOPHER BECKSTROM
Notary Public, State of New York
No. 01BE6088633
Qualified in New York County
Commission Expires March 10, 2007

SWORN TO BEFORE ME THIS 7th DAY FEB 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# HARBORSIDE SECURITIES, LLC
(a wholly owned subsidiary of
Harborside Plus Inc.)

## FINANCIAL STATEMENTS

## DECEMBER 31, 2004

(with supplementary information)

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

## INDEPENDENT AUDITORS' REPORT

To the Member
Harborside Securities, LLC
New York, New York

We have audited the accompanying statement of financial condition of Harborside Securities, LLC (a wholly owned subsidiary of Harborside Plus Inc.) as of December 31, 2004, and the related statements of operations, changes in member's capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harborside Securities, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eisner LLP

New York, New York
February 5, 2005

**HARBORSIDE SECURITIES, LLC**
(a wholly owned subsidiary of Harborside Plus Inc.)

**Statement of Financial Condition**
**December 31, 2004**

| | |
|---|---|
| **ASSETS** | |
| Cash | **$ 402,968** |
| Due from broker | **100,706** |
| Commissions receivable | **183,398** |
| Prepaid expenses and other asset | **52,469** |
| | **$ 739,541** |
| **LIABILITIES** | |
| Accounts payable and accrued expenses | **$ 448,342** |
| **MEMBER'S CAPITAL** | **291,199** |
| | **$ 739,541** |

*See notes to financial statements*

## HARBORSIDE SECURITIES, LLC
(a wholly owned subsidiary of Harborside Plus Inc.)

**Statement of Operations**
**Year Ended December 31, 2004**

| | |
|---|---|
| **Revenue:** | |
| Commissions | $ 3,845,566 |
| **Expenses:** | |
| Payroll costs and benefits | 1,622,064 |
| Commissions | 712,825 |
| Clearing fees | 325,427 |
| Execution fees | 105,705 |
| Quote services and other market data | 357,467 |
| Advertising and marketing | 90,716 |
| Professional fees | 192,407 |
| Regulatory and registration fees | 52,812 |
| Other | 345,940 |
| | 3,805,363 |
| **Net income** | $ 40,203 |

*See notes to financial statements*

## HARBORSIDE SECURITIES, LLC
(a wholly owned subsidiary of Harborside Plus Inc.)

**Statement of Changes in Member's Capital**

| | |
|---|---|
| **Balance - January 1, 2004** | **$ 675,996** |
| Distributions | **(425,000)** |
| Net income | **40,203** |
| **Balance - December 31, 2004** | **$ 291,199** |

*See notes to financial statements*

**HARBORSIDE SECURITIES, LLC**
(a wholly owned subsidiary of Harborside Plus Inc.)

**Statement of Cash Flows**
**Year Ended December 31, 2004**

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net income | $ 40,203 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Changes in: | |
| Due from broker | (355) |
| Commissions receivable | (437) |
| Prepaid expenses and other assets | 22,506 |
| Accrued expenses | 368,709 |
| Net cash provided by operating activities | 430,626 |
| **Cash flows from financing activities:** | |
| Capital distributions | (425,000) |
| **Net increase in cash** | 5,626 |
| Cash - January 1, 2004 | 397,342 |
| **Cash - December 31, 2004** | $ 402,968 |

*See notes to financial statements*

## NOTE A - ORGANIZATION

Harborside Securities, LLC (the "Company"), a Delaware limited liability company and a wholly owned subsidiary of Harborside Plus Inc. ("Holdings"), is a registered broker-dealer under the Securities Exchange Act of 1934. The Company was organized for the principal purpose of providing liquidity for blocks of equity securities to institutional customers.

## NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### [1] Cash and cash equivalents:

For purposes of the statement of cash flows, cash and cash equivalents include cash in banks.

### [2] Securities transactions:

Commission income and related expenses are recorded in the financial statements on a trade-date-basis.

### [3] Advertising costs:

Advertising costs are charged to expense as incurred.

### [4] Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE C - RELATED PARTY TRANSACTIONS

The Company has entered into a fully disclosed clearing agreement with an entity related to Safeharbor Investors, LLC, an owner of Holdings.

Effective January 1, 2004, the Company amended its expense sharing agreement with Holdings whereby Holdings has agreed to bear all rent costs on behalf of the Company which amounted to approximately $59,100 for the year ended December 31, 2004. In prior years Holdings also paid all personnel costs on behalf of the Company. Holdings has agreed to provide the Company with capital sufficient to meet its regulatory capital requirement.

During 2004, the Company paid approximately $461,000 of costs relating to advertisement, quote and market data expenses to companies that are owned by a stockholder of Holdings.

## NOTE D - INCOME TAXES

The Company is a pass-through entity for income tax purposes. The Company's income or loss is combined with the income or loss of Holdings. It is the policy of Holdings to record all taxes in its financial statements. Accordingly, no provision or benefit for income taxes is recognized in the accompanying financial statements.

## NOTE E - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness or $5,000, whichever is greater. As of December 31, 2004, the Company had net capital of approximately $229,000, which exceeded the minimum net capital requirement by approximately $199,000, and its ratio of aggregate indebtedness to net capital was 196%.

## NOTE F - OFF-BALANCE SHEET RISK

As a nonclearing broker, the Company has its securities and customers' transactions cleared through another broker-dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss. Substantially all of the Company's cash and securities positions are held at the clearing broker. Recognizing the concentration of credit risk that this implies, the Company utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.

## Supplementary Information

**HARBORSIDE SECURITIES, LLC**
(a wholly owned subsidiary of Harborside Plus Inc.)

**Computation of Net Capital Pursuant to SEC Rule 15c3-1**
**December 31, 2004**

| | |
|---|---|
| Computation of net capital: | |
| Total member's capital | $ 291,199 |
| Deductions - nonallowable assets: | |
| Foreign bank account | 4,480 |
| Commissions receivable | 3,551 |
| Prepaid expenses and other assets | 52,469 |
| Net capital before haircuts on securities positions | 230,699 |
| Haircuts on securities owned | (2,014) |
| **Net capital** | **$ 228,685** |
| **Aggregate indebtedness** | **$ 448,342** |
| **Percentage of aggregate indebtedness to net capital** | **196%** |
| **Computation of basic net capital requirements:** | |
| Minimum capital required (the greater of 6 2/3% of aggregate indebtedness or $5,000) | **$ 29,889** |
| **Excess of net capital over minimum requirement** | **$ 198,796** |

There are no material differences between the above computation of net capital and the corresponding computation prepared by the Company as of the same date in its unaudited Part II A FOCUS Report filing.

*See notes to financial statements*

**Eisner**

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
Harborside Securities, LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Harborside Securities, LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

[1] Making quarterly securities examinations, counts, verifications and comparisons.

[2] Recordation of differences required by rule 17a-13.

[3] Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of Harborside Securities, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eisner LLP

New York, New York
February 5, 2005